Form 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

NexGen Energy Ltd. (the "Corporation" or "NexGen")

Suite 3150, 1021 West Hastings Street

Vancouver, BC V6E 0C3

Item 2  Date of Material Change

May 10, 2020

Item 3  News Release

On May 11, 2020, the Corporation issued a news release reporting the material change through CNW (Canada NewsWire).

Item 4  Summary of Material Change

On May 11, 2020, the Corporation announced that it had entered into a binding agreement with Queen's Road Capital Investments Ltd. ("QRC") for a financing package totaling US$30 million, comprising:

(a) US$15 million of common shares of the Corporation (the "Placement Shares"); and

(b) US$15 million aggregate principal amount of 7.5% unsecured convertible debentures (the "Debentures").

Item 5  Full Description of Material Change

5.1  Full Description of Material Change

The US$15 million private placement of Placement Shares will result in the issuance of approximately 11.6 million Placement Shares at a price of C$1.80 per Placement Share (equal to a 5% premium to the 20-day volume-weighted average price ("VWAP") of the Corporation's common shares (the "Common Shares") prior to the announcement). The Debentures will be convertible at the holder's option into approximately 8.9 million Common Shares (at current exchange rates, with the actual number of Common Shares to be issued dependent on the exchange rate at the time of conversion).

The Debentures will carry a 7.5% coupon (the "Interest") over a 5-year term. The Debentures will be convertible at the holder's option into Common Shares at a conversion price (the "Conversion Price") of C$2.34, equal to a 30% premium to the issue price of the Placement Shares.

Two-thirds of the Interest (equal to 5% per annum) is payable in cash. One-third of the Interest (equal to 2.5% per annum) is payable in Common Shares issuable at a price equal to the 20-day VWAP on either the TSX or NYSE MKT (whichever has the greatest trading volume of Common Shares) ending on the day prior to the date such interest payment is due. The Corporation will be entitled, on or after the third anniversary of the date of the issuance of the Debentures, at any time that the 20-day VWAP on the TSX exceeds 130% of the Conversion Price, to redeem the Debentures at par plus accrued and unpaid Interest.

Strategic Alignment Provisions

In consideration for the investment in NexGen, the Corporation and QRC will enter into an investor rights agreement (the "Investor Rights Agreement") providing for similar rights and obligations as were agreed to by investors in connection with the Corporation's most recent private placement financing. Specifically, the Investor Rights Agreement will provide for voting alignment, standstill and transfer restriction covenants that would apply for such time as QRC holds at least 5% of the Common Shares (on a partially diluted basis) or until there is a change of control of the Corporation.

Use of Proceeds

Proceeds from the financing will be used to fund the continuing development of the Corporation's Rook 1 Project and for general corporate purposes.

Conditions

The financing is subject to the satisfaction of customary closing conditions, including but not limited to stock exchange approvals, the completion of definitive documentation, there being no material adverse change in the business of the Corporation, or a major event of national or international consequence that disrupts the financial markets or the business, operations or affairs of the Corporation.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

Item 8  Executive Officer

The following executive officer of the Corporation is knowledgeable about the material change and may be contacted respecting the change:

Leigh Curyer

Chief Executive Officer

Officer Phone: (604) 428-4112

Email: lcuryer@nxe-energy.ca

Item 9  Date of Report

May 20, 2020

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including, without limitation, the completion of the financing, use of proceeds, and the receipt of all required regulatory approvals, including stock exchange approvals. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed financing transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Corporation in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, impact of the COVID-19 pandemic, including related to the length, severity and spread of the pandemic and measures taken by governmental authorities and public health officials in respect of the pandemic, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Corporation's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Corporation's Annual Information Form dated March 11, 2020 under "Risk Factors".

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.